JONES DAY

2727 NORTH HARWOOD STREET    •    DALLAS, TEXAS 75201.1515

TELEPHONE: +1.214.220.3939    •    FACSIMILE: +1.214.969.5100

November 7, 2014

BY EDGAR AND OVERNIGHT DELIVERY

Tom Kluck

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	NexPoint Residential Trust, Inc.
Amendment No. 1 to the Registration Statement on Form 10
File No. 001-36663

Ladies and Gentlemen:

NexPoint Residential Trust, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10 (Registration No. 001-36663) (as amended, the “Registration Statement”). On behalf of the Company, we respond to the comments of the staff of the Division of Corporate Finance of the Commission (the “Staff”) contained in the letter dated October 31, 2014. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to Amendment No. 1.

General

1.	Please submit all exhibits as promptly as possible. We will review the exhibits and may have further comments after our review.

Response: The Company acknowledges the Staff’s comment and has filed the form of advisory agreement as an exhibit to Amendment No. 1 and undertakes to submit the remaining exhibits as promptly as possible.

ALKHOBAR       •       AMSTERDAM        •       ATLANTA        •       BEIJING        •       BOSTON        •       BRUSSELS        •       CHICAGO        •       CLEVELAND        •       COLUMBUS        •       DALLAS    •

DUBAI       •        DÜSSELDORF      •      FRANKFURT       •       HONG KONG        •       HO474USTON       •      IRVINE       •        JEDDAH       •       LONDON        •       LOS ANGELES        •       MADRID    •

MEXICO CITY       •        MIAMI       •       MILAN       •       MOSCOW       •        MUNICH      •      NEW YORK      •      PARIS      •       PERTH      •      PITTSBURGH      •      RIYADH      •       SAN DIEGO    •

SAN FRANCISCO        •         SÃO PAULO        •        SHANGHAI         •        SILICON VALLEY        •        SINGAPORE         •        SYDNEY         •        TAIPEI         •        TOKYO        •       WASHINGTON

United States Securities and Exchange Commission November 7, 2014 Page 2 of 6	JONES DAY

2.	We note that you intend to elect to be taxed as, and to operate in a manner that will allow you to qualify as a REIT for federal income tax purposes commencing with your first taxable year of operations as a separate company. We also note that Jones Day is identified in your tax section as reviewing your disclosure therein. Please tell us whether you have received a tax opinion from Jones Day.

Response: The Company acknowledges the Staff’s comment and advises the Staff that pursuant to the Separation and Distribution Agreement, which will be filed as an exhibit to the Registration Statement, it is a condition to completing the spin-off, that NXRT will receive a reasonably satisfactory tax opinion from Dechert, LLP regarding Freedom REIT, LLC’s REIT status and a reasonably satisfactory tax opinion from Jones Day regarding the Company’s REIT status prior to the completion of the spin-off.

Summary, page 1

Compensation of our Advisor, page 8

3.	We refer to the compensation table on pages 8–11. Please quantify the base fee and incentive fee that would have been payable to you in 2013 under the advisory agreements had you been a separate company. Please make similar revisions to the compensation table on page 106–110.

Response: The Company acknowledges the Staff’s comment and has revised page 111 to quantify the base management fee and incentive fee that would have been payable to NexPoint Real Estate Advisors, L.P. if the Company had been a separate company in 2013. The Company has also revised page 8 to include a cross-reference to the discussion included on page 111.

Risk Factors, page 24

4.	We note your risk factor on page 28 and your disclosure on page 123 that your board of directors may change your investment policies without stockholder approval. Please revise your information statement to clarify how you intend to notify stockholders of such changes.

Response: The Company acknowledges the Staff’s comment and has revised page 28 and 124 to clarify how the Company will notify stockholders.

United States Securities and Exchange Commission November 7, 2014 Page 3 of 6	JONES DAY

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

Components of our revenues and expenses following the spin-off, page 67

5.	Please revised to disclosure management’s basis for the amounts anticipated to occur subsequent to spin off. Please tell us the major assumptions used to estimate the amounts and how much these assumptions are subject to variability.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 66.

Description of Potential Acquisitions, page 86

6.	We note your discussion of potential acquisitions and your statement that there is no assurance that you will acquire these properties. Please provide us with an analysis as to whether or not you consider these acquisitions to be probable. We may have further comment.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has removed the Lodge at Aspen Grove as a potential acquisition because the Company is no longer pursuing this property. The Company also advises the Staff that it believes that the remaining potential acquisitions are probable because the Company has executed definitive purchase agreements for each of the remaining potential acquisitions. Although the closing of the acquisitions are subject to customary closing conditions, the Company views each of the listed properties as probable acquisitions based on the terms of the definitive purchase agreements. In addition, the Company will provide audited Rule 3-14 financial statements for each of these acquisitions prior to effectiveness of the Registration Statement for each property that has not closed, remains probable and is significant.

Stock Ownership, page 117

7.	For each entity listed, please disclose the natural person with voting and dispositive power.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 119 to include the natural person with voting and dispositive power for Highland Capital Management. The Company also respectfully advises the Staff, that in accordance with Instruction 3 to Item 403 of Regulation S-K (“Item 403”), in compiling the ownership information required by Item 403, the Company relied upon the information set forth in the statements filed with the Commission pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

United States Securities and Exchange Commission November 7, 2014 Page 4 of 6	JONES DAY

The Company notes that the Schedule 13G/A filed by First Trust Portfolios L.P. (“FT Portfolio”) on February 5, 2014 (the “FT Portfolio Schedule 13G”) reports that FT Portfolio has shared dispositive power with respect to 11,541,858 shares of common stock of NexPoint Credit Strategies Fund (“NHF”). First Trust Advisors L.P. (“FT Advisor”), as investment advisor to FT Portfolio, and the Charger Corporation, as general partner of FT Portfolio and FT Advisor, will have shared voting power with respect to 465 shares of NHF’s common stock and shared dispositive power with respect to 11,542,323 shares of NHF’s common stock. The FT Portfolio Schedule 13G does not identify a natural person or persons who hold voting or dispositive power. The Company has no relationship with FT Portfolio other than FT Portfolio’s ownership of NHF’s securities. Therefore, the Company has no knowledge of the holdings of FT Portfolio other than as reported in the FT Portfolio Schedule 13G.

Similarly, the Company notes that the Schedule 13G filed by Advisors Asset Management, Inc. (“AAM”) on January 13, 2014 (the “AAM Schedule 13G”) reports that AAM will have sole voting and dispositive power with respect to 6,438,229 shares of NHF’s common stock. The AAM Schedule 13G does not identify a natural person or persons who hold voting or dispositive power. The Company has no current relationship with AAM other than AAM’s ownership of NHF’s securities. Therefore, the Company has no knowledge of the holdings of AAM other than as reported in the AAM Schedule 13G.

As of the date of the filing of the Registration Statement, the Company did not believe that the Schedule 13Gs filed by FT Portfolio or AAM were incomplete or inaccurate. The Company also respectfully advises the Staff that it does not believe that disclosure of the natural persons holding voting and dispositive power over the shares held by those entities is required by Instruction 2 of Item 403 unless such information is specifically stated in the Schedule 13G filed by the stockholder (in which case, the Company would be deemed to know such information pursuant to Instruction 3 of Item 403). Instruction 2 of Item 403 states only that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act and requires the registrant to “include such additional subcolumns or other appropriate explanation of column (3) necessary to reflect amounts as to which the beneficial owner has (A) sole voting power, (B) shared voting power, (C) sole investment power, or (D) shared investment power.” Unless specifically stated in the Schedule 13Gs, described in the preceding paragraph, the Company has no reason to know of any “contract, arrangement, understanding, relationship or otherwise” pursuant to which a natural person has voting or investment power.

Conflicts of Interest, page 125

8.	Please revise to indicate whether your Advisor and the Related Parties currently provides services to an entity that is in competition with you for similar investments.

Response: The Company acknowledges the Staff’s comment and has revised page 128.

United States Securities and Exchange Commission November 7, 2014 Page 5 of 6	JONES DAY

9.	We refer you to your risk factor disclosure on page 30 regarding your fee structure. Please revise to briefly discuss the conflicts of interest presented by your fee structure or advise.

Response: The Company acknowledges the Staff’s comment and has revised page 29.

Description of Capital Stock, page 129

10.	We note your statement that all shares of common stock will be duly authorized, fully paid and non-assessable. Please note that this is a legal conclusion to be determined by counsel. Please remove this language from your information statement.

Response: The Company acknowledges the Staff’s comment and has revised to delete the statement.

Financial Statements

Unaudited Pro Forma Combined Consolidated Financial Statements Information

Notes to Unaudited Pro Forma Combined Consolidated Statement of Operation

11.	For the each adjustment that records interest expense, please disclose the assumed interest rate used and the effects of a 1/8th change in that assumed rate.

Response: The Company acknowledges the Staff’s comment and revised the Notes to Unaudited Pro Forma Combined Consolidated Statement of Operations to include a sensitivity analysis for each adjustment that records interest expense.

* * * * * * *

Prior to effectiveness and once the Company has completed its September 30, 2014 financial statements, the Company will update the financial statements and other information included in the information statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission November 7, 2014 Page 6 of 6	JONES DAY

If you have any questions, please feel free to contact me at 214.969.5148 or Brian Mitts at 972.419.2556. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Brian Mitts, Chief Financial Officer, Executive VP-Finance and

  Treasurer of NexPoint Residential Trust, Inc.

Thomas Friedmann, Dechert LLP
David Lowery, Jones Day